Filed Pursuant to Rule 433

Registration Statement No. 333-193943

Issuer Free Writing Prospectus dated March 13, 2014 to

Preliminary Prospectus dated March 10, 2014

MakeMyTrip Limited

5,500,000 Ordinary Shares

This pricing term sheet relates only to the ordinary shares of MakeMyTrip Limited and should be read together with the preliminary prospectus supplement dated March 10, 2014 and the accompanying prospectus dated March 10, 2014 (together, the “Preliminary Prospectus”) relating to the offering of the ordinary shares before making a decision in connection with an investment in the corresponding securities. The information in this pricing term sheet supplements, updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus, to reflect an increase in the size of the offering to 5,500,000 ordinary shares, an increase in the option granted to the underwriters by the Company and another shareholder, SAIF, to purchase up to an additional 825,000 ordinary shares, and to update other disclosure in the Preliminary Prospectus. In the Preliminary Prospectus, the Company and certain selling shareholders had proposed to offer 4,500,000 ordinary shares and certain selling shareholders and SAIF had proposed to grant to the underwriters the option to purchase up to an additional 675,000 ordinary shares. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

All references to “$” herein are to United States dollars.

Issuer:	MakeMyTrip Limited (the “Company”)

Exchange/Symbol:	NASDAQ/MMYT

Size:	$126.5 million

Shares offered:	5,500,000 ordinary shares (3,000,000 ordinary shares by the Company / 1,500,000 ordinary shares by certain selling shareholders / 1,000,000 ordinary shares by SAIF)

Underwriters’ Option to Purchase Additional Shares:	825,000 ordinary shares (325,000 ordinary shares by the Company / 500,000 Shares by SAIF)

Last sale price of ordinary shares on March 13, 2014:	$23.50 per ordinary share

Price to public:	$23.00 per ordinary share

Underwriting discounts and commission:	$0.77625 per ordinary share

Net Proceeds to the Company:

Approximately $65.9 million (assuming no exercise of the underwriters’ option to purchase additional shares)

Approximately $73.1 million (assuming underwriters’ option to purchase additional shares is exercised in full)

Proceeds to certain selling shareholders and SAIF:

Approximately $55.6 million (assuming no exercise of the underwriters’ option to purchase additional shares)

Approximately $66.7 million (assuming underwriters’ option to purchase additional shares is exercised in full)

Ordinary Shares to be outstanding after the offering:	41,316,944

Stabilization:	On March 13, 2014, prior to purchasing the ordinary shares being offered in this offering, one of the underwriters purchased, on behalf of the syndicate, 35,180 ordinary shares at a price of $23.50 per ordinary share in stabilizing transactions.

Capitalization:

The following table set forth the Company’s indebtedness and capitalization as of December 31, 2013 on an as adjusted basis to reflect (1) the issuance of 500,000 ordinary shares upon the exercise of share options and restricted share units held by certain of the Company’s selling shareholders for sale in this offering, effective upon the completion of this offering; and (2) the issuance and sale by the Company of 3,000,000 ordinary shares offered in this offering at the public offering price of $23.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, and further assuming no exercise by the underwriters of their option to purchase additional shares and no other change to the number of ordinary shares sold by the Company as set forth on the cover page of the Preliminary Prospectus.

		(in thousands)
	Loans and borrowings	$340.0
	Equity/(deficit):
	Ordinary shares of par value $0.0005 each,
	Issued: 37,816,944, actual; 41,316,944, as adjusted(1)	20.7
	Share premium	230,744.5
	Reserves	(1,466.1)
	Accumulated deficit	(79,502.7)
	Share-based payment reserve	18,464.6
	Foreign currency translation reserve	(14,212.0)

	Total equity attributable to equity holders of our company	154,049.0

	Total capitalization	$154,389.0

Note (1): The actual ordinary shares stated in the table above excludes 2,915,960 ordinary shares issuable upon the exercise of outstanding options and restricted share units granted under the Company’s equity option plan and share incentive plan, respectively, as of December 31, 2013. See “Management—Share Based Payment Arrangements” in the Company’s Annual Report on Form 20-F. The as adjusted ordinary shares as of December 31, 2013 stated in the table above exclude 2,415,960 ordinary shares issuable upon the exercise of outstanding options and restricted share units granted under the Company’s equity option plan and share incentive plan, respectively (not taking into account those share options or restricted share units to be exercised by certain of the Company’s selling shareholders for sale in this offering, effective upon the completion of this offering).

Dilution:	The following table illustrates the dilution per ordinary share:
	Public offering price per ordinary share	$23.00
	Net tangible book value per ordinary share as of December 31, 2013	$1.45
	Proforma net tangible book value per ordinary share after giving effect to the issuance of shares for sale in this offering, including pursuant to the exercise of options and restricted share units	$2.92
	Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$20.08
	Percentage dilution in net tangible book value per ordinary share to new investors in the offering	87.3%

The following table summarizes, on a pro forma basis as of December 31, 2013 (assuming the exercise of share options and restricted share units by certain of the selling shareholders for sale in this offering occurred on such date), the differences between the number of ordinary shares purchased from the Company, the total consideration paid to the Company and the average price per ordinary share that existing shareholders paid for their shares and new investors paid, before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company:

	Ordinary Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	38,316,944	92.7%	$155,355,895	69.2%	$4.05
New investors	3,000,000	7.3%	69,000,000	30.8%	23.00

Total	41,316,944	100%	$224,355,895	100%	$5.43

Shares to be sold by each selling shareholder and SAIF (assuming no exercise of the underwriters’ option to purchase additional shares):

Sierra Ventures VIII-A, L.P.: 961,429

Sierra Ventures VIII-B, L.P.: 9,417

Sierra Ventures Associates VIII LLC: 29,154

Deep Kalra: 275,000

Rajesh Magow: 100,096

Keyur Joshi: 55,000

Amit Somani: 42,000

Mohit Gupta: 20,000

Mohit Kabra: 7,904

SAIF: 1,000,000

Trade date:	March 13, 2014

Expected Closing date:	March 19, 2014

CUSIP:	V5633W 109

Underwriters and Number of Shares purchased:	Name				Number of Shares
	Citigroup Global Markets Inc.				2,240,741
	J.P. Morgan Securities LLC.				2,240,741
	Deutsche Bank Securities Inc.				1,018,518

	Total				5,500,000

The following changes were made to the Preliminary Prospectus:

On page S-8, the as adjusted column as of December 31, 2013 is replaced in its entirety as follows:

As of December 31,
2013
Adjusted
(in thousands)
Consolidated Statement of Financial Position Data:
Trade and other receivables, net	$22,858.4
Term deposits	35,248.0
Cash and cash equivalents	98,005.5
Net current assets	111,540.5
Total assets	248,872.6
Total equity	154,717.7
Loans and borrowings	340.0
Trade and other payables	79,178.2
Total liabilities	94,154.9
Total equity and liabilities	248,872.6

On page S-11, the following amends the relevant part of the second sentence of “Risk Factors—We Do Not Have Formal Agreements with Many of Our Travel Suppliers” by deleting reference to “top five suppliers” and amending the sentence as follows:

“… with many of our travel suppliers, including low-cost airlines and many hotels, whose booking systems …”

On page S-99, the date of the next hearing in the last sentence of the paragraph describing the Dispute with Ezeego1 is deleted and hereby replaced with “April 14, 2014”.

On page S-106, certain figures in the table of beneficial ownership are updated as follows: (i) the number of shares being offered by SAIF is 1,000,000, (ii) the number of shares beneficially owned by SAIF after this offering is 10,836,570 and (iii) such amount will represent 26.2% of the ordinary shares outstanding after this offering.

On page S-109, the first sentence of the third paragraph is amended by deleting the following:

“and part to certain dealers at a price that represents a concession not in excess of $         per ordinary share”

On page S-109, the table of underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares is replaced in its entirety as follows:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discounts and commissions	$0.77625	$0.77625	$4,269,375	$4,909,781

On page S-110, the following paragraph replaces the first paragraph:

“The estimated expenses of this offering that are payable by us, exclusive of the underwriting discounts and commissions, are approximately $850,000, including registration fees of approximately $50,000, estimated printing fees of approximately $100,000, estimated legal fees and expenses of approximately $610,000 and estimated accounting fees and expenses of approximately $90,000.”

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS RELATING TO THIS OFFERING BY CONTACTING CITIGROUP GLOBAL MARKETS INC., C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717, PHONE: 800-831-9146; J.P. MORGAN SECURITIES LLC, ATTENTION: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, PHONE: 866-803-9204; OR DEUTSCHE BANK SECURITIES INC., ATTENTION: PROSPECTUS GROUP, 60 WALL STREET, NEW YORK, NY 10005, PHONE: 800-503-4611 OR BY EMAILING PROSPECTUS.CPDG@DB.COM (CALLING THESE NUMBERS IS NOT TOLL-FREE OUTSIDE THE UNITED STATES).

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